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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)
                                ---------------

                            DIGITAL LINK CORPORATION

                           (Name of Subject Company)

                            ------------------------

                            DIGITAL LINK CORPORATION

                      (Name of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                  253856 10 8

                     (CUSIP Number of Class of Securities)

                            ------------------------

                                 NARESH KAPAHI
                            CHIEF FINANCIAL OFFICER
                            DIGITAL LINK CORPORATION
                               217 HUMBOLDT COURT
                          SUNNYVALE, CALIFORNIA 94089
                                 (408) 745-6200

            (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                            ------------------------

                                WITH COPIES TO:

                               DAVID HEALY, ESQ.
                             FRED M. GREGURAS, ESQ.
                          EILEEN DUFFY ROBINETT, ESQ.
                               FENWICK & WEST LLP
                              TWO PALO ALTO SQUARE
                              PALO ALTO, CA 94306
                                 (650) 494-0600

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    Digital Link Corporation, a California corporation ("Digital Link" or the
"Company") hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"), filed with the Securities and Exchange Commission on September 10, 1999, with respect to the tender offer by DLZ Corp., a California corporation ("Purchaser" or "DLZ Corp.") to purchase any and all of the shares of Common Stock, no par value per share, of Digital Link for a purchase price of $10.30 per share upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase and in the related Letter of Transmittal. Capitalized terms not defined herein have the meaning ascribed to them in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

    Item 4(b)(1) of the Schedule 14D-9 is hereby amended by:

    1.  Amending and restating the eighth paragraph thereof as follows:

    Following the failure of the Company's stock price to respond favorably to the Company's improved operating results in the first quarter of 1999 and the Company's failure to attract greater interest among institutional investors and industry analysts despite such results and the Company's efforts through increased communications with institutions and industry analysts, and management's attendance at industry conferences, to stimulate interest in the Company, Ms. Gupta, Narendra Gupta and Richard Alberding, three of the five members of the Board, met informally on April 29, 1999 to discuss the alternatives available to the Company to increase shareholder value. They discussed the Company's inability to hire and retain qualified personnel in light of the market performance of the Shares, including both the stock price and limited trading activity of the Shares. They were of the view that the Company, given its small size and market capitalization, its inconsistent operating performance over the past year and a half and the long-term resource allocation and investment decisions that they perceived would be necessary in order for the Company to expand the growth of the Company into other market segments, would not be able to attract increased institutional or analyst support. They then discussed whether, in order to address these concerns, the Company should consider a transaction in which shareholders other than the Gupta Investors would receive cash for their Shares (a "going-private transaction") and other strategies, such as the acquisition of the Company by a larger corporation within its industry. Mr. and Ms. Gupta indicated that they believed that a sale of the Company to a third party would be detrimental to implementation of the Company's business plan and that in any event they would not consider a transaction in which their Shares were effectively sold.

    2.  Amending and restating the eleventh paragraph thereof as follows:

    At a June 7, 1999 meeting of the Board, the directors again discussed the lack of market interest in the Shares, the failure of the Company's stock price and trading volume to reflect the Company's improved operating results in the first quarter of 1999 and the Company's increasing inability to hire and retain employees because of the performance of the Shares. The directors noted that the Company continued to be unable to attract increased institutional investor interest and industry analyst coverage due to its size and market capitalization, together with its inconsistent operating performance and the need to make long-term resource allocation and investment decisions in order to expand into other market segments. While the Board considered the stock price and trading volume of companies in the Company's peer group, the Board considered the performance of the Company's stock price and trading volume independent of the stock price and trading volume of companies in its peer group because the Company's size, market capitalization and trading volume were smaller than most of the companies in its peer group. Mr. Alberding indicated that a going-private transaction might be a viable alternative. The Board discussed the fact that such a transaction could provide value to the Company's shareholders in excess of the market price of the Shares. The Board also noted that such a transaction would enable the Company to provide better equity incentives to its employees in order to stem the continued drain of management and engineering staff, focus on implementation of its business plan and more effectively execute long-term

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resource allocation and investment decisions in order to expand into other market segments. The Board determined that prompt action was necessary to address the problems exemplified by Mr. Kazmierczak's departure after almost 12 years with the Company.

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

    Item 8 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating the text under the heading "Litigation Relating to the Offer" as follows:

    LEGAL PROCEEDINGS. Since the public announcement of the Merger Agreement on September 3, 1999, three purported class actions have been filed in the Superior Court of Santa Clara County, California. The complaints allege that the Company's directors breached their fiduciary duties by failing to maximize the value of the Shares, that the value of the Shares is materially greater than the Offer Price and, in one action, that the director defendants failed to disclose material non-public information concerning the Company's financial condition and prospects. Each complaint seeks certification of a plaintiff class, declaratory and injunctive relief preventing the Offer and the Merger, unspecified compensatory damages, and attorneys' fees and costs. Purchaser, the defendant members of the Gupta Family, the Company and the members of the Special Committee believe that the actions are without merit, and intend to defend them vigorously. The three class actions are: EDWARD ABOFF ET AL. V. RICHARD C. ALBERDING ET AL., filed on September 3, 1999; WILLIAM LEVY ET AL. V. DIGITAL LINK CORPORATION ET AL., filed on September 7, 1999; and ANDREW CURTIS WRIGHT ET AL. V. DIGITAL LINK CORPORATION ET AL., filed on September 7, 1999. On October 13, 1999, the Superior Court of Santa Clara County, California denied plaintiffs' motion in the ABOFF and WRIGHT actions for a temporary order restraining defendants in the actions, including the Company and the Purchaser, from proceeding with, consummating or closing the Merger or honoring the provisions of the Merger Agreement providing for a fee to Purchaser upon termination of the Merger Agreement under certain circumstances. See "Special Factors--Section 5. The Merger Agreement" in the Offer to Purchase. The Court has also scheduled a hearing for December 2, 1999, on plaintiffs' anticipated motion to preliminarily enjoin the Merger, in the event that the Offer is not consummated.

    Except as set forth elsewhere in the Offer to Purchase or this Schedule 14D-9, the Company is not aware of any pending or overtly threatened legal proceedings which would affect the Offer or the Merger. If any such matters were to arise, Purchaser could decline to accept for payment or pay for any Shares tendered in the Offer. See "The Tender Offer--Section 11. Certain Conditions of the Offer" in the Offer to Purchase.

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                DIGITAL LINK CORPORATION

                                By:              /s/ NARESH KAPAHI
                                     -----------------------------------------
                                                   Naresh Kapahi
                                              CHIEF FINANCIAL OFFICER

Dated: October 15, 1999